Exhibit 99.3

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2015

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at October 31, 2015 and for the year then ended (the “Audited Financial Statements”) and should be read together with those statements.

This MD&A is dated February 24, 2016 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Reverse takeover transaction (“RTO”)

The Company’s financial and operational activities and status addressed in this MD&A continue to be, and will continue to be, profoundly influenced by the reverse takeover business combination in May 2014 in the prior fiscal year’s third quarter (the “RTO”). The financial elements of this are summarized in Note 12 to the Audited Financial Statements.

The former private company now called BMG Mining Inc. is regarded for accounting purposes as the acquirer of Madison Minerals Inc. (“Madison”) the other party to the RTO (although Madison was the acquirer of the Company in legal terms). The RTO had a profound and fundamentally material effect on the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity; and among other matters management believes there is a fundamental lack of comparability between the year ended October 31, 2015 and the previous financial year. This is because the Company was a private company as at April 30, 2014 and for the fiscal period then ended, and had entirely different management, accounting practices and business activities at that time. Its financial statements were filed for the first time on a “reporting issuer” basis on March 28, 2014, the effective date of an Information Circular filed with regulatory authorities in respect of the proposed RTO.

The effects of the RTO on our exploration and evaluation assets are set out in Notes 4(a) and 4(c).

Both before and after the RTO, Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project.

Numerous aspects of the RTO are described in detail in a “Notice of Annual Special Meeting of Shareholders and Management Information Circular” prepared by Madison and filed on SEDAR with the effective date March 28, 2014 (the “Information Circular”).

Lack of comparability in the Audited Financial Statements

As set out in Notes 1, 2(c), 4, and 12 to the Audited Financial Statements, the RTO resulted in a significant and material restructuring of the parent-subsidiary relationships within the Company which took effect on May 14, 2014. Accordingly, the prior period information for the 2013-2014 fiscal year in the Audited Financial Statements, which is based principally on the former private company now known as BMG Mining Inc., reflects for the majority of the 2014 fiscal year a company which was very different from the current consolidated public company whose 2014-2015 financial information is set out in the Audited Financial Statements.

Battle Mountain Gold Inc.
Year ended October 31, 2015
Management Discussion and Analysis
Page 2 of 7

Overall performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal year, November 2014 to October 2015.

Lewis Gold Project, Nevada

Note 4(a) to the Audited Financial Statements sets out the interests of the Company in this project and those brought into the Company on the acquisition of Madison, and Note 4(c) sets out a summary in financial terms. The carrying value at the quarter end date is $3.330 million. Of this, $2.766 million was incurred by the Company in prior financial years, and of that amount $2.047 million is the amount ascribed to Madison’s 60% interest in the project joint venture which was acquired in the RTO, as set out in Note 12. During the 2015 fiscal year we added $563,671 to project costs, of which $90,513 was for the annual advance royalty payment due in December 2014, $266,553 was for direct exploration costs, $74,105 was for annual claim fees to U.S. and State of Nevada agencies, and $132,500 was in recognition of the fair value of 1,000,000 common shares issued to extend by 18 months the due date of the final option payment on 40% of the Lewis Gold Project as set out in Note 4(a)(i).

The program and budget for field work at the Lewis Gold Project has been generally consistent with the budget set out in the Proposed Work Budget section of the Information Circular. This program and budget represents a re-establishment of significant exploration activity at the project. A summary in considerable detail of the proposed program is set out in our news release dated June 25, 2014, to which readers are encouraged to refer. This release is available on the SEDAR website under the Company’s profile. On each of September 2 and September 15, 2014 and February 17 and September 28, 2015 we issued additional technical news releases reporting exploration updates including assay and survey results, and these releases are also available on SEDAR and on the Company’s website in the section INVESTOR INFO/PRESS

RELEASES.

Ownership interests in the Lewis Gold Project

As set out in Note 4(a)(ii) to the Audited Financial Statements, Madison held a 60% joint venture interest in the project at the date of the RTO transaction. BMG Mining Inc. (“BMGMI”), the private company acquired, in the legal sense, in the RTO, holds an option to acquire the remaining 40% joint venture interest, currently held by an arm’s length third party (the “Optionor”). Prior to the RTO, BMGMI had made cash payments to the Optionor totaling $100,000 and had issued 2,000,000 of its common shares to the Optionor (which shares have subsequently taken the form of common shares of Battle Mountain Gold Inc.). The sole remaining material condition to the exercise of the option is that the Company, at its sole discretion and option, pay the Optionor $1,550,000 either in cash or in its common shares at a share price equal to the lesser of the market price and $0.40 per share on or before April 13, 2017 except that this due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

As set out in Note 4(a)(i) the Company agreed in March 2015, among other matters, to issue 500,000 shares to the Optionor on or before October 31, 2015. These shares were issued in the month of October 2015, and the share issue was recorded at an aggregate amount of $70,000 and had the effect of reducing the final payment amount to $1,550,000 as set out in the preceding paragraph.

Technical report

The Information Circular identified above contains a description of the Lewis Gold Project in considerable detail at pages 38 to 65, based upon a National Instrument 43-101 technical report prepared by Apex Geoscience Ltd. dated March 13, 2014 which is filed on SEDAR under the Company’s profile with the filing date March 31, 2014 and is also included in the Company’s website in the section INVESTOR INFO/ARTICLES, AGREEMENTS AND REPORTS.

Technical information on Company’s website

In September 2015 Company updated a number of sections of its website, briefly described as follows. The website section INVESTOR INFO/PRESENTATIONS includes 1) a BMG Corporate Presentation dated September 21, 2015; 2) Images and Photos of BMG-Newmont Boundary Area; and 3) a Lewis Property Rock-chip Database. The website section PROJECTS/NEVADA – LEWIS PROJECT includes an updated section 2014-2015 Exploration Programs. Readers are encouraged to access these documents on the website.

Battle Mountain Gold Inc.
Year ended October 31, 2015
Management Discussion and Analysis
Page 3 of 7

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Audited Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the 2015 fiscal year the Company had a net increase to its cash resources of $11,226 as set out in the statement of cash flows, including our raising of a net $1,005,100 in new equity in three private placements, and that as at October 31, 2015 the Company had working capital of $31,659. Because of our pattern of cash operating expenditures and exploration expenditures that we are planning Note 1 to the Audited Financial Statements states that significant doubt exists about the ability to continue as a going concern due to the uncertainties described in that note. Readers are also referred to the section Liquidity immediately following.

Discussion of Operations – Selected Annual Information

The following table provides a brief summary of Battle Mountain’s financial operations. For more detailed information, refer to the YE Financial Statements.

	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,
	2015	2014	2013
Total revenues	nil	nil	nil
Loss for the year	$ 549,252	$ 626,663	$ 233,644
Basic and diluted loss per share	$0.02	$0.03	$0.09
Total assets	$ 3,463,097	$ 2,912,643	$ 662,749
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

We draw your attention to the section above, Lack of comparability in the Audited Financial Statements, as a general comment on the discussion and analysis following.

During the fiscal year ended October 31, 2015, total assets increased to $3.463 million from $2.912 million at October 31, 2014, principally due to the $0.564 million increase in the carrying value of Lewis Gold Project set out in Note 4(c). The net income or loss experienced by Battle Mountain is subject to wide variations arising from such matters as share-based payments arising on the grant of stock options, resource project write-downs and dispositions, and variations in our agreed share of certain office and administration costs incurred in shared premises and with shared staff; these factors are inherently subject to wide variation.

During the fiscal year ended October 31, 2014, total assets increased to $2.912 million from $0.663 million at October 31, 2013, principally due to the $2.410 million increase in the carrying value of Lewis Gold Project set out in Note 4(c) less the net drawdowns in cash of $0.221 million as set out in the statement of cash flows. There is virtually no basis of comparability in income statement items between the 2014 and 2013 fiscal years. This is because until May 2014 the Company had no dedicated office premises or staff, since it was not conducting nor administering any significant project operations. Therefore its expenses for fiscal 2013 and the first half of fiscal 2014 were essentially those of a shell company, while it awaited the RTO transaction with Madison. A significant majority of operating expenses for fiscal 2014 arose following the RTO transaction.

Battle Mountain’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the year ended October 31, 2015 we increased our cash resources by a net $11,000 made up of the following: cash consumed by operations $464,000; cash expended on the Lewis Gold Project $429,000, cash proceeds from share issuances net of issue costs of $1,005,000 and loan repayments of $100,000.For the year ended October 31, 2014 we decreased our cash resources by a net $221,000 made up of the following: cash consumed by operations $528,000; cash expended on the Lewis Gold Project and on the related

Battle Mountain Gold Inc.
Year ended October 31, 2015
Management Discussion and Analysis
Page 4 of 7

RTO of $541,000, cash proceeds from share issuances net of issue costs of $771,000 and loan proceeds net of repayments of $77,000.

In the 2015 fiscal year the Company recorded a net loss of $549,252 compared to a net loss of $626,663 for the 2014 fiscal year. The decrease in net loss in fiscal 2015 of $77,411 was mainly attributable to a $64,821 increase in salaries and benefits costs, a $46,963 increase in third-party consulting costs and the absence of the prior year’s $33,367 gain on forgiveness of payables – these increases totaling $145,151 – more than offset by a reduction of $198,237 in the amount of share-based payments recognized and a reduction in filing fees expense of $27,464 – these reductions totaling $225,701.

Salaries and benefits expense increased principally in including management compensation for a full 12-month year whereas the 2014 fiscal year essentially related to the half-year subsequent to the RTO transaction. Third-party consulting costs relate to a consulting agreement for corporate and financing strategy entered into in fiscal 2015. Share-based payments expense is a non-cash cost and arises from the option pricing model inputs related to stock option grants; among other matters, fewer options were granted in fiscal 2015 than in fiscal 2014, as set out in Note 6(c) to the Audited Financial Statements. Filing fees reduced in fiscal 2015 because fiscal 2014’s costs included extensive costs associated with the RTO transaction.

Liquidity

The Company primarily relies on its cash resources to fund its ongoing exploration plans and its general and administrative efforts in support of those plans. At October 31, 2015 we had cash of $96,529, and our working capital at that date was $31,659. As set out in Note 13 to the Audited Financial Statements, in December 2015 we increased the cash position by making short term loans totaling $110,000 from three lenders, two of whom were executive officers of the Company.

Our desired exploration plans, including substantial diamond-drilling, set out in our news release of September 28, 2015 will require a further sizeable financing, which we are actively planning at the date of this report. We are encouraged by our financing success in July 2015, when we raised $750,000 in new equity, but realize further such success cannot be assured. We will not commence our proposed drill program without the funds being in place. Without further financing, our cash will not be sufficient to last through the end of the second quarter of the new 2015-2016 fiscal year. It should be noted that as set out in Note 13, in December 2015 we made the annual advance royalty payment of USD $81,146 required to maintain our Lewis Gold Project agreements in good standing.

Capital resources

At the date of this report Battle Mountain has a modest cash position as discussed in the preceding section Liquidity. We are dependent on the sizeable financing referred to that section in order to continue our planned exploration programs.

Results of operations – summary of quarterly results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2015	2015	2015	2015	2014	2014	2014	2014
Total assets	3,463,097	3,547,766	3,013,397	3,041,916	2,912,643	2,873,666	1,225,261	$ 820,506
Resource properties	3,329,753	3,138,086	2,959,458	2,907,552	2,766,082	2,532,730	407,942	413,974
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	123,714	232,669	106,882	85,987	286,438	135,887	152,532	51,806
Loss per share	0.00	0.01	0.00	0.00	0.01	0.01	0.02	0.01

Discussion of quarterly results

During the fiscal quarter ended October 31, 2015, total assets decreased to $3.46 million from $3.55 million at July 31, 2015, principally arising from a net decrease in cash of $278,000 and an increase in our investment in the Lewis Project of $192,000. Both of these were, of course, financed by the private placement which closed in July 2015 as described in Note 6(a).

Battle Mountain Gold Inc.
Year ended October 31, 2015
Management Discussion and Analysis
Page 5 of 7

The significant changes in Battle Mountain’s key financial data over the eight quarters scheduled above are attributed principally to proceeds from loan and equity financings, to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Analysis of losses for the periods

An analysis of the changes in our loss for the years ended October 31, 2015 versus 2014 is provided above in the section Discussion of Operations – Selected Annual Information.

Again, we draw readers’ attention to our remarks above in the section Lack of comparability in the Audited Financial Statements. Because of the transformation of the Company arising from the RTO transaction of May 14, 2014, we believe there are no meaningful insights to be drawn from comparing net loss amounts between 2014 and 2015.

Discussion of Operations – Discussion of fourth fiscal quarter

Net loss

The net loss for the fourth fiscal quarter was $123,714; this included a year-end adjustment to the share-based payments expense reducing it by $13,128. Deducting this adjustment from the Q4 loss yields $136,842. This is approximately $34,000 or 33% greater than the prior three quarters’ average. The principal elements in the fourth quarter contributing to this increase were consulting fees, where the Q4 amount was some $23,000 above the average for the first three quarters; and salaries and benefits, where the Q4 amount was some $22,000 above the average for the first three quarters. These increase items were offset in part by decreases in accounting and audit provisions, where the Q4 amount was some $5,000 less than the average for the first three quarters; and in legal fees, where the Q4 amount was some $7,000 less than the average for the first three quarters.

The consulting fees commenced in June 2015 and are paid at USD $7,500 per month. Fourth quarter salaries and benefits expense was increased due to certain executive compensation, previously suspended, being reinstated, and other compensation which had been deferred in the first three fiscal quarters being paid out in the fourth. Audit and accounting fees diminished in the fourth quarter due to low usage of service providers and a downward adjustment of annual audit provisions. Legal fees diminished in the fourth quarter as there was low recourse to legal advice in that period.

Financial position

The Company’s cash and net working capital positions diminished during the fourth quarter as we drew down the proceeds of the equity private placement financing completed in July 2015. Note 13 to the Audited Financial Statements sets out our increase in cash position as a subsequent event in December 2015 by completing certain cash loans. We also draw readers’ attention to the section Liquidity above.

Related Party Transactions

During the fiscal year as a whole Battle Mountain paid or accrued salaries and benefits of $30,000 to Chet Idziszek, the Chief Executive Officer and $82,750 to Ian Brown, the Chief Financial Officer for management services, and AUD $64,940 (recorded as CAD $62,682) to Steven Garwin, a director of the Company, for exploration consulting services. Directors’ fees totaling $4,500 were paid to Steven Garwin as to $3,000, Larry Kornze as to $1,000 and Chet Idziszek as to $500.

During the three month fourth quarter ended October 31, 2015, Battle Mountain paid or accrued salaries and benefits of $15,000 to Chet Idziszek and $14,600 to Ian Brown, the Chief Financial Officer for management services, and AUD $32,810 (recorded as CAD $31,390) to Steven Garwin, a director of the Company, for exploration consulting services.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment are the most serious.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales

Battle Mountain Gold Inc.
Year ended October 31, 2015
Management Discussion and Analysis
Page 6 of 7

of equity securities to meet most of its cash requirements, and has been able when necessary to make short term unsecured loans from certain major shareholders. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and the shareholder loans of course require repayment out of future equity financings.

As a result of the RTO and the related financial effects as set out in Notes 6 and 10 to the Audited Financial Statements, the Company has to date been able to maintain sufficient financial resources to fund its calendar 2014 tenure costs and a field work program at the Lewis Gold Project as has been reported on in news releases of September 2 and 15, 2014 and February 17 and September 28, 2015, and to provide for associated administrative costs through the year end date October 31, 2015. Readers are specifically referred to the section “Liquidity” on page 4 above. Further exploration programs, if adopted in the current or future years, and which are currently being planned, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its operations on such properties or forfeit all or a portion of its interest in its properties.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Since trading of “BMG” on a post-consolidation basis commenced on May 14, 2014 the per share price has fluctuated from a high of $0.355 to a low of $0.07 with the most recent reported closing price on February 23, 2016 of $0.16 We consider it probable that such price fluctuations will continue.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Recent IFRS Pronouncements

New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the consolidated financial statements.

IAS 32 - ‘Financial Instruments: Presentation’ This amendment to IAS 32 provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

IAS 36 – ‘Impairment of Assets’ Certain amendments to the disclosure requirements of IAS 36 require disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.

New Accounting Standards Not Yet Adopted

Battle Mountain Gold Inc.
Year ended October 31, 2015
Management Discussion and Analysis
Page 7 of 7

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended October 31, 2015 Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’

This standard and its consequential amendments are to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. Management has not completed its assessment of the impact of adopting this new standard.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

The amount disclosed as “Field expenses” of $266,553 in Note 4(c) consists of the following sub-categories: engineering and consulting - $199,606; assay and laboratory costs - $44,975; and other costs - $21,972. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates and in the section Discussion of Operations – Selected Annual Information on page 4.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 36,189,096 were outstanding at October 31, 2015 and at the date of this report.

At October 31, 2015 and at the date of this report the Company had 2,260,000 incentive stock options outstanding as set out in Note 6(c) to the Audited Financial Statements.

At October 31, 2015 and to the date of this report Battle Mountain had a total of 6,309,100 share purchase warrants outstanding as set out in Note 6(b) to the Audited Financial Statements.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 24, 2016

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements..